

Johnson Controls Strategic Review and 2016 Outlook

CEO Section

Alex Molinaroli
Chairman, President and Chief Executive Officer

December 1, 2015 – Public



Forward looking statement

Statements Johnson Controls, Inc. has made statements in this document that are forward-looking and, therefore, are subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls' control, that could cause Johnson Controls' actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include potential impacts of the planned separation of the Automotive Experience business on business operations, assets or results, required regulatory approvals that are material conditions for proposed transactions to close, currency exchange rates, strength of the U.S. or other economies, automotive vehicle production levels, mix and schedules, energy and commodity prices, availability of raw materials and component products, and cancellation of or changes to commercial contracts, as well as other factors discussed in Item 1A of Part I of Johnson Controls' most recent Annual Report on Form 10-K for the year ended September 30, 2014. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this document are only made as of the date of this document, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forwardlooking statements to reflect events or circumstances occurring after the date of this document.

#JCIAnalystDay


Delivering on our Commitments
2015: Record performance
Johnson Controls
FY2015
$37.2B
YOY Change *
5%
*Excludes FX and Interiors JV
Revenue
3
Johnson Controls, Inc. — PUBLIC


Delivering on our Commitments
2015: Record performance
Johnson Controls
FY2015*
11.6%
FY2015*
120 bps
Segment Margin
*Excludes separation / integration / transaction and other one-time or unusual items.
4
Johnson Controls, Inc. — PUBLIC

Delivering on our Commitments
2015: Record performance


FY2015
$3.42
YOY Change
14%
Earnings Per Share*

*Diluted earnings per share from continuing operations excluding separation / integration / transaction and other one-time or unusual items.

Delivering on our Commitments
Driving Value for Shareholders as We Execute


Total Shareholder Return
EBIT Increase(1)
1 Year
3 Year
1 Year
3 Year
+4%
(3%)
+83%
+52%
+12%
+8%
+35%
+28%
Johnson Controls
Multi-Industrial Peers(2)

Source: FactSet as of October 27, 2015.
(1) Johnson Controls figures based on reported segment income.
(2) Peer set includes 3M, Danaher, Dover, Eaton, Emerson, Honeywell, Illinois Tool Works, Ingersoll-Rand, Tyco and United Technologies.

#JCIAnalystDay





Delivering on our Commitments
Tremendous Progress on Portfolio Transformation

Johnson Controls

Formed
Interiors JV
Sold
Electronics
Announced
Automotive
Spin
Announced
HQ APAC
Acquired
ADT
Sold
GWS
Formed
Hitachi JV
2013
Our Starting
Point
2016
Two Leading
Companies

Much has changed, but…Johnson Controls Vision and Core Enterprise Plan Remain Constant

Johnson Controls

GROWTH COMPANY

Stronger growth than our peers, competitors and markets
Customer-focused, market-driven, account-oriented, service-minded and responsive

OPERATIONALLY EXCELLENT

Benchmark company for multi-industrials
Quality, cost and productivity with speed

ENGAGED EMPLOYEES

Leadership and employee engagement above our peers, competitors and markets
Leader-led, coaching-disciplined, diverse, accountable and decisive





Vision and Enterprise Plan
Our Strengths – Deliberate and Explicit Choices

Johnson Controls

- Products & Offerings
- Manufacturing
- Business Models
- Customers & Brands

Playing to Our Strengths

Vision and Enterprise Plan
Our Strengths – Deliberate and Explicit Choices

Johnson Controls

- Products & Offerings
- Manufacturing
- Business Models
- Customers & Brands

- Technical products that enable follow-on and value-added services
- Technology leader in our core businesses
- Sustainable operations and offerings
- Relatively long and stable product cycles
- Innovation embedded capabilities





Vision and Enterprise Plan
Our Strengths – Deliberate and Explicit Choices

Johnson Controls

- Products & Offerings
- **Manufacturing**
- Business Models
- Customers & Brands

- A manufacturing and supply chain company
- Sustainable operations and offerings
- Continuous and relentless improvement culture

Vision and Enterprise Plan
Our Strengths – Deliberate and Explicit Choices

Johnson Controls

- Products & Offerings
- Manufacturing
- **Business Models**
- Customers & Brands

- Businesses with scale
- Applied engineering and technologies
- Good, trusted and capable partner





Vision and Enterprise Plan
Our Strengths – Deliberate and Explicit Choices

- Products & Offerings
- Manufacturing
- Business Models
- **Customers & Brands**

- Strategic customer relationships
- Expanding channels
- Superior brands

Vision and Enterprise Plan
Johnson Controls Operating System

Business Systems
Procurement
Leader Led
Marketing & Sales
Manufacturing
Engineering
Functional Excellence
Supply Chain

The "JCI Way"

Embedded in how we create opportunity and drive performance across every aspect of our business

Integral to our Culture


Our Path to Multi-Industrial
Key Metrics
Johnson Controls
Growth
Shareholder Value
ROIC
Organic growth
Operating margins
Free cash flow
15
Johnson Controls, Inc. — PUBLIC


Opportunity
A bright future ahead
for two leading companies
Johnson Controls
16
Johnson Controls, Inc. — PUBLIC


Opportunity for growth in
Asia-Pacific

Asia-Pacific
China Remains Large Opportunity for Both Companies

Significant China Revenue Growth


Requires inorganic investment
$21.0 bn
$10.3 bn
$2.9 bn
BE / PS
AE
2010
2015
2020E

Johnson Controls

Aligned with Market Trends

- Real GDP per capita doubles from 2010 to 2020
- Urbanization to continue China to represent 40% of global HVAC market by 2020
- World's largest automotive battery market by 2020
- Highest growth commercial building and HVAC market in the world

Over Long-term Leadership in China is Essential to Being a Global Leader in our Markets

#JCIAnalystDay





Asia-Pacific
China Remains Large Opportunity for Both Companies

Significant China Revenue Growth

Requires inorganic investment
$21.0 bn
$10.3 bn
$2.9 bn
BE / PS
AE
2010
2015
2020E

Johnson Controls

Advantaged positioning

- Local-market relevant products, channels, processes, tooling
- China corporate citizenship
- Focus on strategic relationships
  - History of successful auto JVs
  - Hitachi JV
- Maintain flexible investing policy; seize opportunities to partner / consolidate the market

Over Long-term Leadership in China is Essential to Being a Global Leader in our Markets

Asia-Pacific
Currently Planned Investments Through 2020

Johnson Controls Automotive

$1B+
- JV capacity
- M&A
- Metals

Remaining Johnson Controls

$1B+
- Hitachi
- M&A
- Channel expansion
- Product investment

$1B+
- Manufacturing capacity
- M&A
- Channel expansion
- Lead recycling


Opportunity for growth in
Johnson Controls Automotive


Automotive
Well-Positioned in World's Largest Growth Markets
Johnson Controls
Johnson Controls Automotive Market Share by Region
Europe
38%
China
44%
Americas
36%
SE Asia,
Japan, Korea
13%
Total Market Size 2015: $60 Billion
22
Johnson Controls, Inc. — PUBLIC





Automotive
Keys to Our Plan to Win in Auto

APAC/China

Components

Margins

January 13, 2016: Detroit Auto Show analyst conference

- Presentation on post-spin Automotive business

Automotive
Investment Thesis for SpinCo

Why should I continue to invest in Auto as a standalone business?

1. Leading, pure play automotive supplier in its space with focused strategy
2. Differentiated product value proposition for customers
3. Positioned for growth and improved profitability
4. Commitment to smart investment as independent business
5. Solid FCF supporting consistent return of capital to shareholders


Opportunity for growth in
Johnson Controls

Johnson Controls
Will Be A More Focused Global Multi-Industrial

Power Solutions

~**$7bn** FY15 revenue

Building Efficiency

~**$14bn** FY15 revenue
(pro forma for Hitachi JV)

% of Sales


Building Automation & Controls
17%
Commercial HVAC
26%
Residential HVAC & Industrial Refrigeration
9%
Hitachi
15%
Li-Ion 1%
AGM/EFB*
4%
SLI
28%

*Include Optima

#JCIAnalystDay





Johnson Controls
Will Be A More Focused Global Multi-Industrial

Power Solutions	Building Efficiency[1]
Leadership position in battery energy storage solutions	Diverse product portfolio
Advantaged manufacturing scale and process technology	Global leader in complex building automation and controls and centrifugal chillers
74% of sales from stable, profitable automotive after-market	JCI-owned direct sales channel
Emerging energy management platform utilizing battery technology	North America branch contracting and service network
	VRF technology through Hitachi

51%
32%
10%
7%
57%
19%
20%
4%
North America
EMEA
Asia Pacific
Latin America

Leading Global Businesses in Attractive End Markets Exposed to Important Mega Trends

(1) Geographic breakdown is not pro forma for Hitachi JV.

Johnson Controls
Growth in our Large, Global Core Markets

Global HVAC Equipment Market¹
$ Billions
2014-20 CAGR
+6% p.a.
156
20
7%
107
13
Complex equipment
Light commercial and residential
85
120
6%
Controls
9
15
9%
2014
2020

Global Energy Storage Market
$ Billions
2014-20 CAGR
+7% p.a.
86
57
33
15%
Lithum-Ion
16
Lead-Acid
40
53
5%
2014
2020

Global $240B market by 2020

#JCIAnalystDay


Johnson Controls
Investment Thesis
Johnson Controls
Why should I be excited about the New JCI?
1
Attractive topline growth opportunities both organic and inorganic
2
Leadership positions in markets aligned with mega trends where we can win
3
JCOS driving improved ways to do business
4
Clear margin runway—differentiated opportunity for margin expansion versus multi-industry peer group
5
Commitment to shareholder-friendly capital allocation


What's next for
Johnson Controls?

#JCIAnalystDay

What’s next for Johnson Controls?
New Market Opportunity at the Intersection of our Businesses



Smart buildings
Connected home
Industrial
Buildings
Core
Cold chain/
air quality
HVAC value
chain expansion
Distributed
power
generation
and storage
Industrial battery systems
Stationary backup storage
Energy
Core
Motive
Energy value chain expansion

What’s next for Johnson Controls?
Distributed Energy Storage $19B market by 2020

Investing in product businesses that are core to our multi-industrial portfolio and growth objectives

- Leverages Johnson Controls world-class battery technology, building systems expertise and intelligent controls for energy storage at the lowest lifecycle cost



Johnson
Controls

In-building system

Containerized modular system

#JCIAnalystDay





What's Next for Johnson Controls?
Further Growth & Transformation Potential

Johnson Controls

	Horizon 1: Strengthen the core	Horizon 2: Expand the core	Horizon 3: Invest in future platforms
Building Efficiency	Core HVAC products Controls and smart devices Hitachi & ADT Expanding channels	Global growth – China Smart buildings IoT connectivity and integration	Compelling adjacencies in buildings and energy platforms Rising emerging markets – India, ASEAN, Africa
Power Solutions	Global growth - China AGM capacity Li ion participation	Motive adjacencies Growth in other emerging markets Distributed energy storage – incubator	Technology and data analytics to drive core offerings and evolving value-added services

- First objective is always driving shareholder returns
- Not pursuing change for its own sake
- Investing in places where JCI can win

Pursuing logical and strategic investment opportunities—no surprises

What's Next for Johnson Controls?
Disciplined Metrics Guide Our Decisions

Johnson Controls

Comprehensive Framework Focused on Driving Long-term Value

Growth
- Core revenue growth exceeding our markets
- Deal economics supported by cost synergies
- Accretive to EPS in year 3

+ Margin Expansion
- Return above our weighted average cost of capital in year 2
- Outperformance supported by Johnson Controls operating system
- Attractive incremental investments

+ Leading Position in Attractive Spaces
- Complementary to existing platforms
- Consistent with multi-industry vision
- Supports premium trading multiple

Framework balances our investment returns with market realities

#JCIAnalystDay





Aligned with the Characteristics of a Multi-Industrial Leadership to Drive Increasing Shareholder Value

Johnson Controls

MI Peers: Eaton, Honeywell, United Technologies, 3M, Danaher, ITW, Ingersoll Rand (Inspiring Progress), Emerson, Dover, Tyco

Peer Average P/E: 15.7x
Top peer P/E: 18.8x

	Characteristics of Leading Multi-Industrial Businesses	RemainCo
Strategic	Businesses in attractive growing markets	✓
	Leading #1 or #2 market position	✓
	Active portfolio management	✓
Operational	Competitively advantaged scale position	✓+
	Effective and well-developed operating system	✓+
Financial	Mid-to-high single digit revenue growth	✓
	Strong margins	✓
	Strong cash flow and conversion	✓
	Balanced capital allocation	✓

Planning to be top-tier MI peer with consistent double-digit EPS growth and premium multiple; strong strategic positioning; executing on plan to improve margins and cash flow

Opportunity
A Bright Future Ahead

Johnson Controls

- **Execution** – Continue to deliver on strategic and financial commitments
- **Transformation** - Significant portfolio progress with Auto spin-off on track
- **Acquisitions** – Strong balance sheet to support future growth
- **Operational Excellence** – JCOS delivering tangible results with more to come
- **Growth** - Strong portfolio post-Auto spin-off; well-positioned and reinvesting for growth and improved profitability
- **Shareholder Value -** On clear path to establishing a leading multi-industrial company with significant opportunity to drive increasing shareholder value

Focused Multi-industrial Leader Positioned for Sustainable Growth and Returns

#JCIAnalystDay

Johnson Controls Strategic Review and 2016 Outlook
December 1, 2015



Today's Presentations

Kim Metcalf-Kupres
Vice President and
Chief Marketing Officer

Mega Trends

William C. Jackson
President
Building Efficiency

Building Efficiency

Joseph Walicki
President
Power Solutions

Power Solutions

Jeff Williams
Vice President
Enterprise Operations and Engineering

Johnson Controls Operating System

Brian Stief
Executive Vice President and
Chief Financial Officer

Financial Outlook
Update on Auto Spin

#JCIAnalystDay



Johnson Controls Strategic Review and 2016 Outlook

Mega Trends

Kim Metcalf-Kupres
Vice President and Chief Marketing Officer

December 1, 2015 – Public



Forward looking statement

#JCIAnalystDay





Managing across multiple time horizons

Long-term vision guides mid-and short-term planning

Johnson Controls

1-year budget
3-year business plan
5-year strategy horizon
10-year market view
0
1
3
5
10 +

Mega Trends

Most Relevant to Johnson Controls

Johnson Controls

Climate Change
- Environmental Regulations
- Pollution Concerns
- Water Scarcity Management

Demographics
- Emerging Consumer
- E-Mobility + Shared Economy
- Human Capital
- Individualism / Customization
- Rising Middle Class

Energy
- Capacity
- Consumption
- Distribution
- Efficiency
- Renewables
- Quality

Government Policies
- Currency Shifts
- Cyber Security
- Economic Change
- Emissions Reduction
- Regulation
- Standardization / Governance

Health and Wellness
- Changing Physiology
- Personal Environmental Quality
- Safety and Security

Natural Resources
- Commoditization of Resources
- Commodity Scarcity
- Commodity Security

Technology
- Additive Manufacturing
- Automation
- Digital Economy / e-Commerce
- Machine Learning + Big Data
- Smart Connectivity / IoT

Urbanization
- Commercial / Institutional
- Infrastructure
- Mobility / Movement of People
- Personal Security
- Sharing Economies
- Transportation
- Urban Living Spaces

Four Anchors

Interact with Key Enablers and Disruptors

Johnson Controls


for Johnson Controls, we believe there are four primary theme anchors …
Capacity
Consumption
Distribution
Efficiency
Renewables
Quality
Demographics
Consumer
Supply Chain
Workforce
Energy
Technology
Urbanization
Built Environments
Infrastructure
Mobility
Security
Transportation
Quality of Life
Data Analytics
Digital B2B
Information Systems
IoT & Connectivity
Manufacturing
Product
there are also four key Enablers and Disruptors to consider …
Natural Resources
Government Policies
Climate Change
Social Implications
Theme Anchors
Enabler / Disruptor

Demographics

Consumer and workforce implications help guide our investments

Johnson Controls



- 97% of +1B population growth by 2030 from emerging markets
- 2+ billion people join rising middle class by 2030
- Consumer spending will rise from $21T to $56T by 2030, 41% from China and India
- The world will be challenged by labor imbalances:
  - Global migration
  - Shortages for high-skill workers
  - Over-supply of low-skill workers

Demographics

Urbanization

Rates and challenges create opportunities where we can help

Johnson Controls

- Urbanization in developing world - 100K people/day
- By 2025 emerging market cities ~75% of global GDP
- Cities are centers of global GDP growth – creating current / future challenges.
  Cities today…
  - *are home to 50% of the global population…*
  - *consume 60% drinking water supply…*
  - *consume 75% of global energy capacity…*
  - *produce 80% of global greenhouse emissions.*
- Infrastructure implications result
  - Building investments +$57T through 2030
  - Public-Private partnerships will evolve
  - Energy supply/demand tensions will emerge
  - Increasing environmental pressure

Urbanization



Energy

Regulations are driving demand where Johnson Controls can help

Johnson Controls



Environmental regulations driving needs for:

- Energy efficiency
  - *China: 50% of new construction is "green" by 2020*
- Fuel economy
  - *US: CAFE standards to double by 2025*
- CO2 reductions
  - *US: 26-28% emissions reduction by 2025 (COP 21)*
- Alternative forms of energy
  - *US: Clean Energy Incentive Program doubles emissions credits for renewable energy projects in low-income communities operational by 2020*
- Grid stability and energy resiliency
  - *US: coastal geographies incentivizing and funding energy resiliency investments*

Energy

Energy

Increasing energy demand means new opportunities

- Emerging consumers drive increased energy demand
- Renewables dominate power capacity additions
- **Wind and solar in developing countries $1.1T market by 2023**
- As solar & wind approach 30% of global energy capacity by 2030

Supply intermittency will cause grid instability issues

Creating opportunity for energy storage to level supply and demand

Energy Storage = $19B market by 2023

Energy



Technology

Transforming offerings, applications and supply chains



Connectivity and smart applications

- Internet of things (IoT) will be ***#1 form of connectivity*** by 2018
- Operations will drive B2B opportunities ~5% cost savings
- Growing demand for ***smart building applications – 90B market by 2020***

Advanced manufacturing and materials

- Distributed manufacturing models ***transform supply chains*** and labor
- Digital development and verification significantly ***speed development cycles***
- Additive manufacturing and advanced automation ***transform production***
- Predictive analytics drive ***efficiency*** and ***quality***
- Nanostructured and bio-engineered materials ***consolidate design and assembly***

Technology





Digitalization

Transforming business models and customer-centricity

- End to end supply chain integration
  - *Up to $2T in process optimization by 2025*
- Digital & Social media
  - *+2B people globally, $900B-1.3T value*
- E-Commerce
  - *27% of B2B sales by 2020*
- New Business Models
  - *Building IoT market opportunity expected to eclipse consumer electronics by 2020*
- Cybersecurity
  - *Up to $1T estimated global losses today Detected incidents over 42.8M*

Technology

Mega Trends

Implications for Johnson Controls

Buildings & Urban Environments

- Increasing demand
- Emerging markets
- Different HVAC systems
- Urban business models

- Diverse building types
- Other building technologies
- Related infrastructure

Energy Storage & Distribution

- Increasing demand
- Emerging markets
- New stationary and grid
- Evolving business models

- Adjacent applications
- Advanced materials/systems
- Nascent new markets

Johnson Controls

Changing Transportation

- Shifting auto industry
- Geographic footprints
- Different consumer value
- Electrification

- Cars vs. alternatives
- Sharing economy
- New technologies





Growth Platforms

Mega Trends inform our platforms and investments for growth

Johnson Controls

Smart buildings
Connected home
Industrial
Buildings
Core
Cold chain/ air quality
HVAC value chain expansion
Distributed power generation and storage
Industrial battery systems
Stationary backup storage
Energy
Core
Motive
Energy value chain expansion

$400 billion of opportunity for strategic growth across current platforms

Growth Platforms

Mega Trends inform our areas of focus and investments for growth

Johnson Controls

	Horizon 1 Strengthen the core	*Horizon 2* Expand the core	*Horizon 3* Explore future platforms
Building Efficiency	■ Core HVAC products ■ Controls and smart devices ■ Hitachi & ADT ■ Expanding channels	■ Global growth – China ■ Smart buildings ■ IoT connectivity and integration	■ Compelling adjacencies in buildings and energy platforms ■ Rising emerging markets – India, ASEAN, Africa ■ Technology and data analytics to drive core offerings and evolving value-added services
Power Solutions	■ Global growth - China ■ AGM capacity ■ Li ion participation	■ Motive adjacencies ■ Growth in other emerging markets ■ Distributed energy storage – incubator	

- Create value for customers
- Drive shareholder returns
- Not pursuing change for its own sake
- Investing in places where JCI can win

Pursuing logical and strategic investment opportunities


Technology
Mega Trends inform our technology priorities
Johnson Controls
Smart Connectivity / IoT
Advanced Materials
Advanced Manufacturing
Digitalization
Accelerated product development cycles
Smart buildings, campuses and cities
Advanced battery technologies
Distributed Energy Storage
15
Johnson Controls, Inc. — PUBLIC


Strategic Capabilities
Mega Trends inform our investments in strategic capabilities
Johnson Controls
Johnson Controls Operating System
Global presence & brands
Innovation
Corporate Development
16
Johnson Controls, Inc. — PUBLIC


Summary
Multiple time horizons with mid to long-term vision guiding planning
Global macro trends are generally favorable for Johnson Controls
Business plans address most attractive near and mid-term opportunities
Significant growth opportunities exist – organic and inorganic
We are investing in technology and building capabilities to pursue aggressive growth
Johnson Controls
17
Johnson Controls, Inc. — PUBLIC



Johnson Controls Strategic Review and 2016 Outlook

Johnson Controls Operating System

Jeff Williams
Vice President, Enterprise Operations and Engineering

December 1, 2015 – Public

Forward looking statement



Statements Johnson Controls, Inc. has made statements in this document that are forward-looking and, therefore, are subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls' control, that could cause Johnson Controls' actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include potential impacts of the planned separation of the Automotive Experience business on business operations, assets or results, required regulatory approvals that are material conditions for proposed transactions to close, currency exchange rates, strength of the U.S. or other economies, automotive vehicle production levels, mix and schedules, energy and commodity prices, availability of raw materials and component products, and cancellation of or changes to commercial contracts, as well as other factors discussed in Item 1A of Part I of Johnson Controls' most recent Annual Report on Form 10-K for the year ended September 30, 2014. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this document are only made as of the date of this document, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forwardlooking statements to reflect events or circumstances occurring after the date of this document.

2   Johnson Controls, Inc. — PUBLIC

Johnson Controls Operating System
Our vision

- Most operationally capable
- Standardize enterprise approach
- Span all areas of business
- Establish and leverage best practices
- Consistent, repeatable processes
- Increase speed and agility


Johnson Controls
Operating System

Johnson Controls Operating System
What is the Johnson Controls Operating System?

- Integrates framework
- Performance-based
- Leadership commitment
- Enterprise-wide


Business Systems
Procurement
Leader Led
Marketing & Sales
Manufacturing
Engineering
Functional Excellence
Supply Chain

Johnson Controls Operating System
Where are we on our journey?

Each Element of JCOS at Different Level of Maturity


0
1
2
3
4
5
Leader Led
Manufacturing
Engineering
Procurement
Supply Chain
Marketing & Sales
Business Systems
Functional Excellence

Johnson Controls Operating System
Enterprise Value

- Speed-to-market
- Improve quality
- Increase productivity
- Expand product portfolio
- Leader agility
- Improve operating margins
- Increase share

$2 Billion by 2020

- Manufacturing – $600M
- Engineering – $400M
- Procurement – $450M
- Marketing & Sales – $400M
- Functional Excellence – $150M


One
Johnson
Controls
Way





Engineering
$400M opportunity

Johnson Controls

$400M

Engineering 0 1 2 3 4 5

Efficiencies
- Enterprise product development process
- Product knowledge management

Speed
- Virtual engineering capability
- Reduce physical testing
- 3D printing

Value
- Product standardization & reuse
- Optimize product cost
- Best cost country

Engineering
$400M opportunity

Johnson Controls

$400M

Engineering 0 1 2 3 4 5

Accomplishments
- Strengthened product portfolio
- Expanded India Tech Centers
- Standardize product cost analysis

In-process
- Direct material optimization
- Low-volume 3D printing
- Virtual modeling
- Product life-cycle management

#JCIAnalystDay





Procurement
$450M opportunity

Johnson Controls

$450M
Procurement
0
1
2
3
4
5

Direct
- e-Auctions
- Material best business practices
- Design standardization and rationalization
- Strategic supplier development

Indirect
- Leverage enterprise spend
- APAC capital & tooling
- Catalog management

Infrastructure
- Strategic investments

Procurement
$450M opportunity

Johnson Controls

$450M
Procurement
0
1
2
3
4
5

Accomplishments
- Launched material best business practices
- Established capital and tooling Center of Excellence in Shanghai
- Transformed indirect material process
- Augmented capabilities with key external hires
- Captured favorable commodity pricing

In-process
- Accelerate supplier development in low cost countries
- Reduce supply chain lead times
- Standardize payment terms

Manufacturing
$600M opportunity

Johnson Controls

$600M

Manufacturing 0 1 2 3 4 5

- Developed Johnson Controls Manufacturing System
- ~ 300 plants deployed
- Strengthening capabilities
- Accelerating value


851
522
433
343
276
LEVEL 3
LEVEL 5
0
May ’15
Sep ’15
Sep ’16
Sep ’17
2020

Manufacturing
$600M opportunity

Johnson Controls

$600M

Manufacturing 0 1 2 3 4 5

Accomplishments
- One Johnson Control Manufacturing System
- Launched operations academy
- Standardized plant metrics and reporting

In-process
- Deploy operating system to newly-acquired businesses
- Employee engagement through High Performance Teams
- Standardize performance management goals



#JCIAnalystDay





Manufacturing
Supply Chain

Johnson Controls

$600M

Supply Chain: 0 1 2 3 4 5

Recognized Value of Supply Chain Excellence

Efficiencies
- Shorter system lead times
- Lower inventory
- Technology-enabled

Working capital
- Vendor-managed inventory
- Standardize payment terms

Sustainability
- Strategic partnerships
- Structured learning

Metric	Change
Inventory Levels	-15% ↓
Improvement in Forecast Accuracy	+15% ↑
New Product Launch	+20% ↑
On-Time Delivery	+28% ↑
Improvement in Cash-to-Cash Cycle Times	+30% ↑

Manufacturing
Supply Chain

Johnson Controls

$600M

Supply Chain: 0 1 2 3 4 5

Accomplishments
- Launched transportation management system
- Deployed asset management system
- Established central team

In-process
- Develop supply chain operating system
- Strategic partnerships to leverage capabilities
- Consolidate North America truckload requirements





Marketing and Sales
$400M opportunity

Johnson Controls

$400M

Marketing & Sales

0
1
2
3
4
5

Product Management

- Product and lifecycle strategy
- Market insights
- Marketing and branding
- Development and launch

Innovation

- New growth platforms and pipelines
- Mega trend knowledge
- Market validated strategies
- Improve profitability

Commercial Excellence

- Customer experience
- Account management
- New product sales
- Sales competencies
- Enabling tools

Marketing and Sales
$400M opportunity

Johnson Controls

$400M

Marketing & Sales

0
1
2
3
4
5

	Accomplishments	In-process
Product Management	▪ Product-based organizational models ▪ Focused technology reviews	▪ Product and technology roadmaps ▪ New product introductions
Innovation	▪ Dedicated innovation team and process ▪ Ring-fenced budget ▪ Leader engagement	▪ Mega trends and scouting ▪ Distributed energy storage pilot ▪ Growth platform targets
Commercial Excellence	▪ Standard customer relationship process ▪ Pricing model development	▪ Common account management tools ▪ Skills and competency development

#JCIAnalystDay





Functional Excellence
$150M opportunity

$150M

Functional Excellence 0 1 2 3 4 5

- Finance
- HR
- IT
- Legal
- Risk Management
- Compliance
- Etc.

- Operating model choices
- Transformational change
- Standardize tools and processes
- Empowered structure
- Strategic Investments

Functional Excellence
$150M opportunity

$150M

Functional Excellence 0 1 2 3 4 5

Accomplishments
- Established centers' of excellence
- Changed service delivery models
- Reduced overhead

In-process
- Refining end-to-end business processes
- Executing strategic investments
- Right-sizing post auto spin


Johnson Controls Operating System
Our success is yielding
Johnson Controls
Reduced time to market
Improved quality and productivity
Stronger product portfolio
Growing market share
Increased customer loyalty
Expanding margins
Faster integration
19
Johnson Controls, Inc. — PUBLIC


Johnson Controls Operating System
Foundation of Strategic Growth
Johnson Controls
Embedded in…
Culture
Businesses
Systems and processes
Work product
Dialogue
Customer and shareholder expectations
20
Johnson Controls, Inc. — PUBLIC



Johnson Controls Strategic Review and 2016 Outlook

Building Efficiency

Bill Jackson

President, Building Efficiency

December 1, 2015 – Public

Johnson Controls

Forward looking statement



Johnson Controls

Statements Johnson Controls, Inc. has made statements in this document that are forward-looking and, therefore, are subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include potential impacts of the planned separation of the Automotive Experience business on business operations, assets or results, required regulatory approvals that are material conditions for proposed transactions to close, currency exchange rates, strength of the U.S. or other economies, automotive vehicle production levels, mix and schedules, energy and commodity prices, availability of raw materials and component products, and cancellation of or changes to commercial contracts, as well as other factors discussed in Item 1A of Part I of Johnson Controls’ most recent Annual Report on Form 10-K for the year ended September 30, 2014. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this document are only made as of the date of this document, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forwardlooking statements to reflect events or circumstances occurring after the date of this document.


Johnson Controls
Building
Efficiency
Our Mission is to drive shareholder value by winning in HVAC/IR and Building Automation and Controls across the globe
$13.5B
revenue with Hitachi JV
80+
manufacturing locations globally
1M+
customers
650
branches globally
1000+
channel partners
3 Johnson Controls, Inc. — PUBLIC


Building Efficiency
Mega trends continue to be a positive for the industry
Johnson Controls
Global urbanization with high growth rates in emerging markets
Long-term energy trends and economics
Energy / green house gas legislation / regulation
Economic pressure to reduce operating costs across all segments
Internet of things (IoT) connectivity / growing demand for smart building applications
4 Johnson Controls, Inc. — PUBLIC

Building Efficiency
Today, we are the global leader in non-residential HVAC and IR

Johnson Controls

Johnson Controls makes buildings all around the world more comfortable, efficient and safe:

- Delivers HVAC equipment, building automation, controls and technologies with a broad range of value-added services
- Is a market leader in non-residential building segments
- Has broad and growing product capabilities with increasing penetration
- Has a leading position in Industrial Refrigeration – specifically in NA and Europe

HVAC Equipment Revenues and Mix


Commercial Focus
Residential Focus
Residential
Commercial
JCI - BE
JCI and Hitachi
Trane
Carrier
Daikin
Midea
Gree

Building Efficiency
We have a new view of the Building Efficiency business

Johnson Controls

- **Dual focus on products and channels**
  - Advantaged products
  - Advantaged channels
- **Alignment to the dual focus**
  - Organization into regional and product businesses
  - Management system to drive accountability
- **Strategic bets on**
  - Global products
  - Key markets
- **While building on our history of Strong branch contracting and service operations**



#JCIAnalystDay



Building Efficiency
We are building on and playing to Our Strengths

New Business Model
- New model built around product and channels
- Leaner organization (spans and layers)
- Lowered G&A by 15 percent

New Products and Offerings
- Developing and launching new products
- Lowering development time
- Leveraging best cost engineering footprint
- Developing simulation tools

Customer Excellence and Multi-Brands
- Going multi-brand and multi-channel
- Moving to local transparence
- Building out network in China
- Building out DX channels in NA

Operationally Excellent
- Implementing JCOS and CI
- Piloting Tailored Business Streams
- Implemented three tiered supplier structure

7   Johnson Controls, Inc. — PUBLIC



Building Efficiency
A broad portfolio of product businesses

Equipment and Product Manufacturer

- **Building Automation and Controls**: field devices, field controllers, supervisory controllers, building management systems
- **Chillers:** full tonnage range, across various compressor types
- **Air Systems**: air handling units, VAV boxes, fan coil units, fans, GRD, etc.
- **Direct Expansion:**
  - Ducted: rooftops and split systems (primarily North America)
  - Ductless: VRF and RAC (mini-splits)
- **Industrial Refrigeration:** refrigeration and gas compression technology

Building Automation & Controls

Chillers

Air Systems

Direct Expansion Ducted

Direct Expansion Ductless

Industrial Refrigeration

8   Johnson Controls, Inc. — PUBLIC

#JCIAnalystDay

Building Efficiency
We reach and serve our customers locally in a number of ways



Branch Networks & Third Party Distribution

- **Equipment Sales:** branches, and third party reps and distributors
- **Service**: controls, chillers, other mechanical, security and fire, industrial refrigeration
- **Contracting**: controls, security and fire, systems integrator, industrial refrigeration (outside North America), performance contracting (North America)



Johnson Controls

BE Locations across the World



9 Johnson Controls, Inc. — PUBLIC

Building Efficiency success is founded on the unique interaction between products and channels

Building Efficiency has the industry's most diverse equipment portfolio



Residential
Light Commercial
Mid-Market Buildings
Complex Buildings
Chillers
Scroll
Screw
Centrifugal
Absorption
Ductless DX
RAC¹
Splits
VRF
Ducted DX
Residential
Rooftop Units
Airside
Ducting
Grills
Fans
VAV
FCU²
Air Handling Units
Controls
Self installed
Embedded
Field devices
Field controls
Supervisory
Work station

Leading channels that deliver products and services to market

- Building Efficiency branches
  - Use in contracting and service
  - Channel to sell equipment to mechanical contractors
- Reps, distributors, and dealers who supply mechanical contractors with HVAC equipment
- Distributors who supply controls; contractors with controls products
- Controls and industrial refrigeration contractors who buy from Building Efficiency directly

10 Johnson Controls, Inc. — PUBLIC

…An interaction that is self-reinforcing

Building Efficiency has the industry's best and most diverse equipment portfolio

↔

Leading channels that deliver products and services to market

Self-reinforcing benefits

- Leading products at the right price, with good selection tools and on-time delivery allow channels to expand relationships
- Scale allows products to improve investment cycle economics

Building Efficiency
ADT brought us both products…


Product positioning
Market segment
JCI/ ADT Segment Strength
Low
High
More Engineered
Less Engineered
Applied
RTUs
VRF
WSHP
Res. Eqpt.
Air Distribution
Fan Coil
VAV
Fans
GRDs
Dampers
Louvers
Other


GRD (Grilles, Registers & Diffusers)
Terminal Units
Dampers & Louvers
Fans
Duct
Filters

…and channels

Basis of Relationships


Residential
Light Commercial
Mid Market
Complex
Technical expertise
Solve problems
Manage risk
On time Delivery and completion
Help win bids
Issue resolution
Market intelligence
Product availability
Price
Quote responsiveness
Ease of doing business
ADT's Strength
JCI's Strength

Complementary distribution from ADT

- Buildings are by nature local
- Serving customers requires local relationships and local delivery
- It is a relationship driven business
- ADT brought a network of local independent reps…
- …resulting in additional access to local customers and relationships

Building Efficiency
Hitachi JV positions JCI as a global leader in VRF

VRF is a key HVAC technology

- Originated in Asia
- China is the largest single market
- North America is a fast growing market

Hitachi JV positions us as a global competitor

- Competition is global; Daikin is clear leader
- JCI is #2 in the key Chinese market
- Globally JCI is #3
- Launched our NA VRF program

Geographic VRF Market Sizes


VRF Mkt Size ($B USD)
+11%
9.7
10.8
11.9
13.2
14.7
16.5
2014
2015
2016
2017
2018
2019
'14-'19 CAGR
LA 18%
ME/ Africa 16%
RoA 10%
Europe 4%
Japan 2%
NA 14%
China 15%
Global 11%

Source: BSIRA 2015; 2016-2019 projected





Building Efficiency
We are strengthening our products

Johnson Controls

Building Automation & Controls
- Filling in the gaps in our product line
- Developing new controls platforms
- Updating Metasys – continuing its world-class position

Chillers
- Cost reducing current platforms to drive margin improvements
- Introducing new chillers – strengthening our leading position
- Responding to demand for low global warming potential (GWP) chillers

Direct Expansion
- Launching a new ducted residential and light commercial product line
- Filling in the VRF line for global requirements

Air Side
- Filling in the gaps in our product line
- Fixing our custom Air Handling Unit business
- Continuing to grow our standard Air Handling Units

Building Efficiency
We are growing our channels

Johnson Controls

Branches
- Continue to build out our sales force across the regions
- Adding branches in Asia

Third Party
- Building out our line card to strengthen our position with our reps
- Supporting our reps with better tools

Distribution
- Working on building our market coverage
- Layering market by market

China remains a priority for **Building Efficiency**, both in product…



- **New Chillers oriented to better cost – Budget positioning**
- **New Building Automation, Devices and Controls for the China market**
- **Direct Expansion (DX) – Continue to grow VRF with our JV partner**
- **Airside – Updating and filling in our product line**

…and channels

Today (~$1B)

- 40 branches
- 70 Regional Center Offices

2020* (~$3B)

- 75 plus branches
- 200+ Regional Center Offices



Channel expansion

*projected



Two central priorities for **Building Efficiency**
Quality top line revenue growth…

Johnson Controls

- **Continue ATD integration**
- **Grow JCI-Hitachi joint venture**
- **Investments in products to grow leadership positions and expand line card**
  - New chiller platforms and enhancements to existing platform
  - Broader Building Management Systems
  - Expanded field device line cards
  - Airside offerings from ADT
- **Invest in channels, starting in North America and China**
  - Leverage line card strength to layer multiple brands into local markets
  - Expand China branch network into Tier 3 and 4 cities

Strong management system to support execution

19   Johnson Controls, Inc. — PUBLIC



…and margin enhancement

Johnson Controls

- **Offset dilutive margin impact of Hitachi**
  - Japan turnaround program
  - Brazil turnaround program
  - RAC turnaround
- **Maintain cost focus; increase product re-investment**
  - Manufacturing and supply chain – JCOS, CI and TBS
  - Lean G&A (15 percent reduction)
  - Reduced layers and increase spans
  - Improved investment cycle
- **Improve pricing discipline and pricing tools**
- **Leverage Johnson Controls Operating System**

Strong management system to support execution

#JCIAnalystDay



Johnson Controls
Building Efficiency has an unmatched **opportunity**

- Broadest, most advanced portfolio for commercial and institutional applications
  - HVAC equipment
  - Building automation & controls
- Leading positions in attractive, growing geographic markets and products
- Significant profitable investment opportunities to strengthen our competitive position
- Outstanding branch network, complemented by a growing indirect channel presence
- Management system that drives real value for customers and shareholders

21 Johnson Controls, Inc. — PUBLIC



Johnson Controls Strategic Review and 2016 Outlook

Power Solutions

Joe Walicki
President, Power Solutions

December 1, 2015 – Public

Forward looking statement



Statements Johnson Controls, Inc. has made statements in this document that are forward-looking and, therefore, are subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls' control, that could cause Johnson Controls' actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include potential impacts of the planned separation of the Automotive Experience business on business operations, assets or results, required regulatory approvals that are material conditions for proposed transactions to close, currency exchange rates, strength of the U.S. or other economies, automotive vehicle production levels, mix and schedules, energy and commodity prices, availability of raw materials and component products, and cancellation of or changes to commercial contracts, as well as other factors discussed in Item 1A of Part I of Johnson Controls' most recent Annual Report on Form 10-K for the year ended September 30, 2014. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this document are only made as of the date of this document, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forwardlooking statements to reflect events or circumstances occurring after the date of this document.

Johnson Controls Power Solutions FY2015



Our full range of Lead-acid and Lithium-ion battery technology powers nearly every type of vehicle for our customers- including conventional, Start-Stop, Advanced Start-Stop, Micro Hybrid, hybrid and electric.

146 million batteries sold

4% YOY

36% global market share

>70% of total market volume growth

Note: Market share for automotive market

Power Solutions
We have a consistent platform for non cyclical, profitable growth

History of profitable growth (2005 – 2015)	
10 Year Revenue CAGR	9%
10 Year EBIT CAGR	14%


SAAR Index¹
(Millions of vehicles)
Revenue ($B)
EBIT ($B)
25
20
15
10
5
0
2.9
3.7
4.3
5.9
4.0
4.9
5.9
5.9
6.4
6.6
7.0*
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes: (1) US light vehicle sales
* Excludes foreign exchange. $6.6B as reported.

#JCIAnalystDay





Power Solutions
Largely an aftermarket business

Johnson Controls

Sales by Market

26%
74%
Aftermarket
OE

Top Customers

AutoZone, Interstate Batteries, Bosch, Walmart, Advance Auto Parts

Top 5 customers are all aftermarket and represent 36% of global unit sales

Americas

22%
78%

Europe

32%
68%

APAC*

34%
66%

*Includes China which is 42% AM / 58% OE

Power Solutions
Leveraging our Strengths

Johnson Controls

Playing to Our Strengths

Deliberate and explicit choices that align with where we excel

- Businesses with scale
- Applied engineering and technologies
- Good partner

- **Product and Technology**
  - Environmental
  - Superior designs- PowerFrame
  - Start-Stop: AGM and Advanced SS
- **Scale- Cost Leader**
  - Vertical integration/recycling
  - Supply chain
  - Plant productivity
  - Global footprint and capacity
- **Commercial**
  - Strong Brands
  - Strategic customer relationships
  - Global Channel Best Practices
- **Partnership**
  - OEMs: VW, GM, Daimler, etc.
  - NA retailers: AutoZone, Advance Auto, Walmart
  - Distributors: Nor Auto, Feu Vert, Daisa, LTH
  - Joint ventures: Interstate, Amara Raja, MEBCO
  - Technology: NREL, JPL, LTU, Argonne, etc.





Power Solutions
A global leader in environmental performance

- Our vision is where 100% of automotive batteries are responsibly recycled
- We have achieved 98% improvement in per unit environmental emissions since 1989
- 99% of our batteries in North America & Europe are responsibly recycled
- We recycle more than 8,000 batteries every hour across our network
- Our batteries use over 80% recycled content – more than any mass-market energy storage product

Source: U.S. EPA, BCI, JCI Data

Power Solutions
Driving Value in a Premium Multi-Industrial Portfolio

Multi-Industry Peers

EATON, Honeywell, United Technologies, 3M, DANAHER, tyco, DOVER, Ingersoll Rand, EMERSON

	Power Solutions	MI Peers
Historical Revenue Growth (5 year CAGR)	6.1%	4.6% ✓✓
Projected Revenue Growth ('15E-'17E)	8-9%	3.1% ✓✓
2016E EBIT Margin	17%*	16.9% ✓

*Excluding one-time items and deal/integration/separation costs.
Source: MI Peer data from Capital IQ


Power Solutions
Strategy to continue to drive growth
Johnson Controls
OPERATIONALLY EXCELLENT
JOHNSON CONTROLS OPERATING SYSTEM
Commercial Excellence
Technology Leadership
Operations Excellence
FUNCTIONAL EXCELLENCE
OUR STRATEGIES
Product & Technology
Mature Markets
Emerging Markets
Components & Supply Chain
Adjacent Markets
GROWTH COMPANY
DELIVERING RESULTS 2020
Midterm outlook (through FY20)
Sales Growth 7 – 8%
Margin Expansion to 18.5 – 19%
ENGAGED EMPLOYEES
9
Johnson Controls, Inc. — PUBLIC


Product & Technology
New regulatory targets drive technology choices for OEMs
Johnson Controls
Miles per gallon
2015
2020
2025
42
58 (2021)
70 - 80
34
47
Not defined
36
42
54.5
Confirmed
Proposed
10
Johnson Controls, Inc. — PUBLIC

#JCIAnalystDay





Product & Technology

Automakers can meet fuel economy and emissions requirements without major investment in xEVs

Johnson Controls

Vehicle Efficiency Trade-Off Model (VETOM); (Includes Diesel adoption)

United States
Fuel Economy (MPG)
Incremental Cost to Vehicle ($)
60.38 MPG (2025 Target)
48.2 MPG (2020 Target)
43.12 MPG (2017 Target)
Mechanical
12V Advanced Start-Stop + Mechanical
48V Micro Hybrid + Mechanical
70
65
60
55
50
45
40
35
30
0
1000
2000
3000
4000
5000
6000

Notes:
- Based on analysis of Toyota Camry, considered a representative mid-point for American car parc

Technology Alternatives

- Engine improvements (e.g. – turbo boosting)
- Component and accessory electrification
- Low rolling resistance tires
- Other fuel saving choices
- **Start / Stop Battery System**

Product & Technology

Lead-acid batteries remain majority through 2030 – significant growth in start-stop

Johnson Controls

Global OE*
(U.S., EU, China only)

Lead acid + High voltage Li-Ion
Lead acid + Low voltage Li-Ion
Lead acid
PHEV EV
HEV
Micro Hybrid
Advanced Start-Stop
Start-Stop
Conven-tional
22%
76%
38%
60%
57%
36%
3-5%
3-5%
3-5%
12-15%
50-60%
10-20%
2014
2017
2020
2025

OE Production Units (M)	56	64	68	78

Regional OE*

(2014)
(2020)
Europe
16M
35%
63%
Europe
19M
81%
China
23M
6%
94%
China
31M
47%
50%
North America
17M
5%
93%
North America
18M
36%
56%

*projected

#JCIAnalystDay


Product & Technology
Power Solutions is investing across the technology spectrum
Johnson Controls
Core technologies and motive batteries
Flooded
AGM
AGM/12v Li-Ion
48v Li-Ion
Li ion cell
CONVENTIONAL
START-STOP
ADVANCED START-STOP
MICRO HYBRID
HEV, PHEV, EV
Motive position and approach
Market Leader: Enhancing Position
Market Leader: Investing in Capacity
Investing in Development
Emerging
Nascent
Growth opportunities
Non-motive/stationary
Grid
13
Johnson Controls, Inc. — PUBLIC


Emerging Markets
90% of growth to come from emerging markets, led by China
Johnson Controls
2025 passenger vehicle market
Americas
EMEA
Asia
Canada
United States
Mexico
Columbia
Brazil
Argentina
Russia
W. Europe
Poland
Ukraine
Turkey
Iran
Saudi Arabia
South Africa
China
S. Korea
Japan
India
Thailand
Malaysia
Indonesia
Australia
Mature: 95M 55M 42M 192M
Emerging: 59M 70M 207M 336M
Total Units: 154M 125M 249M 528M
14
Johnson Controls, Inc. — PUBLIC

#JCIAnalystDay





Emerging Markets

Investing for leadership in China

Johnson Controls

Power Solutions Footprint

JCI North Plant
2017
(6 M units,100% AGM)
JCI East
Plant #2
JCI CQ Plant
Operational 2015
(6 M units)
JCI CX Plant
Operational 2011
(9.9 M units; 3.4 M AGM)
JCI South
Plant

5 plants in China in the next 5 years

- Growing aftermarket position through 250+ wholesale distributors
- Aggressive investments for strong regional positions – by 2020:
  - AGM capacity to supply >90% of market demand
- Strong OE relationships driving adoption and scale
- Influencing environmental and industry standards in a consolidating market

Components & Supply Chain

Increasing capacity to support global growth and to capture start-stop demand

Johnson Controls

Double AGM Capacity*
(M units)

12.4
26.9
2015
2020

*projected

2015 vs. 2020 AGM Capacity

+4.4M
+2.2M
+7.9M

#JCIAnalystDay





Adjacent Markets

Significant runway into attractive adjacencies and high growth emerging segments

Johnson Controls

Buildings
Core
Smart buildings
Connected home
Industrial
HVAC value chain expansion
Energy value chain expansion

	Our Core Business	Near Adjacent	Emerging Spaces
	CARS (ICE), MOTO, HEAVY DUTY	STATIONARY, MOTIVE	CARS (xEVs), GRIDS
2014 Cumulative Market Size	$27B[1]	$37B	$44B
2014-2025 CAGR	5%	5%	8-10%

1. Includes $1B of marine and other batteries; excludes e-bikes

Adjacent Markets

We are well positioned in advanced battery technology

Johnson Controls

Technology

- 12V / 48V is **natural extension for JCI**
- ~Investing in **100M+ annually**
- Strong R&D partnerships with universities and national labs

Operations & Engineering

- **Four global R&D** facilities
- **World class manufacturing** in Michigan
- Advanced modeling capabilities
- Systems application knowledge

Commercialization

- First to provide **Li-ion batteries for xEV's starting in 2006**
- **Market leader** in low voltage auto system applications
- **Energy storage solutions** launched Oct 2015

Our Holland, Michigan plant has +830 Megawatt hours of capacity





Adjacent Markets

Entering grid storage – Stationary Energy Storage business

Johnson Controls

FRONT OF METER
23%
CAGR
<$1B
$5B
40%
CAGR
<$1B
$11B
2014
2025

**Johnson Controls
Distributed Energy Storage System**

Leveraging existing capabilities

- 80% Johnson Controls content
- PS Li-ion product and capacity
- PS battery management
- BE controls, HVAC and container
- BE Solutions channel in NA

Early commercialization

- ~3MW installed capacity
- Robust sales pipeline: ~39MW and growing

Building Efficiency synergies

- Market access to early adopters through BE channels for "Behind the Meter"
- Developing "Front of Meter" segment

Power Solutions
Summary

Johnson Controls

- **Multi Industrial business** with aftermarket model, sustained performance and superior results
- Long runway for lead acid batteries where JCI is the incumbent market leader, **well-positioned across the technology spectrum**
- We are **investing in our customers, capacity, technology, cost leadership** and setting the **global benchmark in environmental** best practices and standards
- **Substantial growth opportunity:**
  - Advanced technology
  - Emerging markets
  - Adjacent markets
- Energy storage is **core to the portfolio** and a strong platform where **JCI is uniquely advantaged** to grow

#JCIAnalystDay



Johnson Controls Strategic Review and 2016 Outlook

Financial Outlook and Auto Spin-off Update

Brian Stief
Executive Vice President and Chief Financial Officer

December 1, 2015 – Public



Forward looking statement

Statements Johnson Controls, Inc. has made statements in this document that are forward-looking and, therefore, are subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls' control, that could cause Johnson Controls' actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include potential impacts of the planned separation of the Automotive Experience business on business operations, assets or results, required regulatory approvals that are material conditions for proposed transactions to close, currency exchange rates, strength of the U.S. or other economies, automotive vehicle production levels, mix and schedules, energy and commodity prices, availability of raw materials and component products, and cancellation of or changes to commercial contracts, as well as other factors discussed in Item 1A of Part I of Johnson Controls' most recent Annual Report on Form 10-K for the year ended September 30, 2015. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this document are only made as of the date of this document, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forwardlooking statements to reflect events or circumstances occurring after the date of this document.





Topics for Today's Discussion

1. Consistent Johnson Controls Financial Model
2. Free Cash Flow Overview
3. FY16 and Mid-Term Outlook
4. Auto Spin-off Update

Themes for FY16 Financial Outlook

- Transition year with Auto spin-off, but setting up Johnson Controls for future profitable growth
- Auto separation costs will be significant with additional restructuring likely
- Ongoing focus on operational excellence through Johnson Controls Operating System (JCOS) initiatives
- Continued margin expansion
- Capital allocation reflective of transition year
- Focus on free cash flow


Consistent Johnson Controls Financial Model
Johnson Controls


Consistent Johnson Controls Financial Model
Johnson Controls
■ Clear portfolio choices with focus on where we can win and making the required investments
■ Support business and operating model changes
■ Significant attention to margin enhancement through cost reduction, improved commercial capabilities and efficiency improvements; several initiatives underway
■ Balanced allocation of capital to ensure highest return on investments; continued bias toward Building Efficiency and Power Solutions
■ Consistent and sustainable returns to our shareholders

Clear Portfolio Choices
Significant Progress on Portfolio Transformation/Operating Model



FY13 Revenues

Key Strategic Actions

FY17 Revenues

BE

AE

Operating margin: ~6%

PS

+ ADT (FY14)
+ Hitachi JV (FY16)
− GWS (FY15)
− Electronics (FY14)
− Interiors JV (FY15)
− Auto Spin-off (10/3/16 target)

PS

Operating margin: ~11%

BE

"Auto centric" portfolio with leading businesses in building and energy storage markets

Global multi-industrial with significant growth potential, strong strategic platforms and incremental financial flexibility

7   Johnson Controls, Inc. — PUBLIC

Margin Expansion
Solid Progress, with Opportunities Ahead

- Restructuring and cost reduction initiatives across our businesses (headcount reductions and footprint changes); additional FY16 actions likely in connection with Auto spin-off
- Strong JCOS execution in procurement, manufacturing, engineering, marketing and sales, and functional excellence
- Functional operating model changes under review in connection with Auto separation
- Higher margin product line growth accompanied with line card expansion
- Continued growth and scale in China
- Divestiture of lower margin, non-core businesses



Return on Sales

FY12	FY13	FY14	FY15	FY16P	FY16PF*
6.1%	6.4%	7.4%	8.6%	9.3%	9.8%

* Proforma, excluding Hitachi joint venture

8   Johnson Controls, Inc. — PUBLIC

#JCIAnalystDay

Margin Expansion
Johnson Controls Operating System Delivering Benefits


Business Systems
Procurement
Leader Led
Marketing and Sales
Manufacturing
Engineering
Functional Excellence
Supply Chain

(In Millions)	FY16	FY20
Manufacturing	$125	$600
Engineering	50	400
Procurement	100	450
Marketing & Sales	75	400
Functional Excellence	50	150
Gross SINC Benefits	**400**	**$2000**
Investments	**(200)**	
Net SINC Benefits	**$200**	

9 Johnson Controls, Inc. — PUBLIC

Balanced Capital Allocation Framework
Capex and Reinvestment Ratio


($ in billions)
Building Efficiency
Power Solutions
Automotive Experience
Reinvestment ratio
$1.8
$1.4
$1.2
$1.1
$1.3
2.4x
1.6x
1.4x
1.5x
1.5x
FY12
FY13
FY14
FY15
FY16P

10 Johnson Controls, Inc. — PUBLIC

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Balanced Capital Allocation Framework
FY16 Transition Year

Consistent Philosophy

Key Objectives

- BBB+ minimum rating
- Target 30 - 35% debt to capital
- Maintain financial flexibility

Balanced Capital Allocation Goals

- Investing in High ROI Capex
- Paying a Competitive Dividend
- Pursuing Strategic M&A
- Executing Share Repurchase

2016 Transition Year

- Significant Auto separation costs
- Pause on share repurchase program; re-evaluate second half FY16
- Dividend increase
- Strategic M&A

Post Auto Spin-off

- ✓ Maintain or improve credit rating
- ✓ Auto spin-off proceeds ($2.5-3.5B)
- ✓ Move to multi-industrial financial metrics (share repurchase, dividends, etc.)
- ✓ Increased financial flexibility without auto cyclicality
- ✓ Ability to increase debt to capital target
- ✓ Strategic M&A

Shareholder Returns
Strong Dividend Track Record Continues

Dividends Per Share
13% CAGR
$0.72
$0.76
$0.88
$1.04
$1.16
FY12
FY13
FY14
FY15
FY16

- Consecutive dividend payments since 1887
- $4 billion in cash returned to shareholders via dividends over the past 10 years
- 35 dividend increases in past 37 years
  - Recently announced FY16 quarterly increase to $0.29 / share vs. $0.26 / share in FY15
  - 12% increase

Shareholder Returns
Share Repurchase Program



- Announced share repurchase program in FY14; total of $3.65 billion
  - $1.25 billion completed in FY14
  - $1.36 billion completed in FY15
  - FY16 pause due to Auto spin-off (separation costs estimated at $400-600 million)
  - Re-evaluate remaining $1.04 billion during second half FY16 into FY17

Total cash returned to shareholders (share repurchases and dividend payments) expected to exceed **$4.5 billion** in FY14 through FY16



Free Cash Flow Overview

Free Cash Flow
Significant Items Impacting FY16



- Auto separation costs
- Divestiture of GWS
- Additional restructuring likely, cash outflows tapering in FY17-FY18
- Transaction tax payments and Mexico tax law changes
- No Year 1 dividend from Interiors JV (normal dividend receipts in FY17 forward)
- Capex
  - PS growth investments in AGM and China
  - BE product line expansion investments
- Trade working capital improvements
  - Receivables in BE
  - Inventory optimization in PS

15   Johnson Controls, Inc. — PUBLIC

Free Cash Flow
Reported to Adjusted Free Cash Flow

($ in billions)

	FY14	FY15	FY16P*
Reported Free Cash Flow	**$1.2**	**$0.5**	**$1.0**
Adjustments:			
Voluntary pension contributions	-	0.4	-
Tax audit settlements	-	0.4	-
Transaction tax payments	0.1	-	0.2
Mexico tax law change	-	-	0.3
Transaction / integration / separation costs	-	0.1	-
Adjusted Free Cash Flow	**$1.3**	**$1.4**	**$1.5**

*FY16P excludes Auto separation costs.

16   Johnson Controls, Inc. — PUBLIC

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Free Cash Flow
FCF Conversion by Business Segment

	BE	PS	Remain Co	AE
FY16 adjusted free cash flow conversion*	**66%**	**61%**	**63%**	**47%**
Hitachi growth capex investments	11%			
PS China growth capex investments and launch costs		11%		
PS incremental advanced battery investments		5%		
AE Interiors dividend deferral				8%
	77%	**77%**	**77%**	**55%**

*Adjusted free cash flow conversion adjusts free cash flow or net income to exclude one-time or unusual items.

Johnson Controls Mid-Term Outlook: Improve adjusted FCF conversion to 85-90%

17   Johnson Controls, Inc. — PUBLIC



FY16 and Mid-Term Outlook

#JCIAnalystDay





FY16 Outlook
Entering The Year

Good Momentum
Announced portfolio changes complete
Auto separation activities well underway and progressing as planned
Pipeline of investment opportunities for long-term growth
Ongoing benefits of cost discipline and restructuring activities
Continued focus on JCOS and operational improvements, driving further margin expansion
Taking Actions
Auto spin-off targeted for October 3, 2016
Execute restructuring and cost reduction activities in connection with Auto separation
Hitachi integration
Focus on free cash flow
Strategic acquisitions
Monitor economic developments in China

FY16 Outlook
Underlying Key Assumptions

Automotive Production

	FY16	FY15
– North America	17.7m	17.4m
– Europe	19.9m	20.5m
– China	25.4m	22.9m

Construction Spending

- Non-residential
  - U.S. +6%
  - Europe +2%
  - Asia +5%

Euro - $1.10

Tax Rate - 19% in FY16 (18.6% in FY15)

M&A Activity

- Hitachi joint venture closed on October 1, 2015 with results now consolidated
- Interiors joint venture closed on July 2, 2015 with results now equity accounting
- Auto spin-off expected to occur on October 3, 2016, with significant one-time separation costs in FY16 that are excluded from guidance

Commodities

- Minimal exposure
  - Hedging strategies
  - Economics indexing in Automotive
- Lead at $1,900/MT (average $1,866 in FY15)

Diluted Shares

- 652M weighted average shares
- Assume no share repurchase in 1H
- Stock option exercise dilution

FY16 Outlook
Johnson Controls

Consolidated net sales Approx $38.6B (up 4%)	■ Full year Hitachi (+$3B) ■ Strong aftermarket volumes in all regions ■ Deconsolidated Interiors business on July 1, 2015 (-$3B) ■ Planned AE capital constraints and targeted new business hurdles
Segment income growth* Approx 12%	■ Segment margin expansion of 70 bps (120 bps ex-Hitachi) ■ JCOS savings and continuous improvement initiatives ■ SG&A reductions and restructuring savings
EPS Approx $3.70 -$3.90 (up 8 to 14% vs FY15*)	■ Restructuring, cost reduction and pricing initiatives ■ Improved operational performance ■ Excludes significant transaction / integration / separation costs
Net financing charges Approx $300M	■ Higher average debt levels due to Hitachi investment
Minority interest Approx $200M	■ Higher due to Hitachi joint venture minority interest
Capital expenditures Approx $1.3B	■ Capacity expansion in emerging markets ■ Hitachi investment; interiors deconsolidation ■ Selective automotive new business launches
Net debt-to-capitalization Approx 34% - 37%	■ Weighted average debt maturity of 11 years as of September 30, 2015 ■ Higher leverage in early FY16 quarters
Adjusted free cash flow Approx $1.5B	■ Solid operating cash flow to fund capital expenditures and increased dividend payments

* Excluding separation / transaction / integration costs and one-time or unusual items.

21   Johnson Controls, Inc. —   PUBLIC



Building Efficiency (including Hitachi)
FY16 Financial Outlook

Sales growth of 37% - 39% (9% - 11% ex. Hitachi)

■ Hitachi joint venture adds $3B

■ Organic growth in North America

■ Order pipeline appears strong

■ Asia volumes continue to be an area of concern

■ Focused investments to update and expand product portfolio

Margin 8.1% - 8.3% (down 80 - 100 bps; up 30 bps ex. Hitachi)

■ Hitachi dilutive to margins given breakeven residential air conditioning business

■ Improved volume/mix

■ G&A reductions and restructuring savings

■ JCOS benefits

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Building Efficiency
FY16 Reportable Segment Changes

Current Segments	Adjustments	Future Segments
NA Systems & Service		NA Systems & Service
	NA Products & Distribution	
	Air Distribution Technologies (ADT)	NA Products & Distribution
	Unitary Products Group (UPG)	
Asia	Hitachi Joint Venture	Asia
Other		Rest of World

**Engineering and R&D expense previously included in "Other" will now be allocated to all reportable segments.*

Segment reporting change will provide more transparency

Building Efficiency (including Hitachi)
Mid-term Outlook (through FY20)

Sales growth of 4% - 6%

- Hitachi VRF demand
- Growth in emerging markets
- Product line card expansion

Margin expansion 9.5% - 10.5%

- Average annual improvement of 30 - 50 bps
- Improved Hitachi residential air conditioning margins
- Investments in product development
- JCOS, pricing and cost reduction initiatives

#JCIAnalystDay





Power Solutions
FY16 Financial Outlook

Sales growth of 9% - 11%

- Continued market share gains in all regions with aftermarket and OE volumes up 7% and 5%, respectively
- AGM volumes up 22% year-over-year
- China volumes projected to increase significantly year-over-year

Margin of approximately 17%

- China launch costs and other investments
- Increased advanced battery investments
- G&A reductions and JCOS benefits
- AGM growth

Power Solutions
AGM Volume Growth Projection

(in millions)
25
20
15
10
5
0
10.7
1.0
8.3
1.4
13.1
2.0
8.4
2.7
22.6
5.7
9.5
7.4
15% CAGR
FY15
FY16P
FY20P
Asia
Europe
Americas

#JCIAnalystDay

Power Solutions
Mid-term Outlook (through FY20)



Sales growth of 7% - 8%

- Growth in China and other emerging markets
- Continued market share gains
- AGM and advanced battery volume increases

Margin expansion to 18.5% - 19.0%

- Average annual improvement of 40 - 50 bps
- Improved product mix (AGM)
- G&A reductions and JCOS benefits
- China plant launch costs
- Increased investment in advanced battery technologies

Power Solutions
Segment Margin Trend*


13.5%
15.5%
15.9%
17.5%
17.0%
FY12
FY13
FY14
FY15
FY16P

- FY15 exceptional year
- AGM ramp-up costs faster than expected (new China plant and other regional line conversions)
- Increased advanced battery and other investments

** Excluding separation / transaction / integration costs and one-time or unusual items*

Segment margin trend consistent with previous mid-term outlook





Automotive Experience (Seating and Interiors JV)
FY16 Financial Outlook

Sales decline of 2 - 3% (excluding impact of deconsolidation of Interiors)

- Prior year capital constraints and new business profitability hurdles
- Strong global production volumes
- New business continues to be heavily weighted in China

Margin expansion to 6.8% - 7.0% (up 140 – 160 bps)

- Strong China JV performance; including new Interiors JV
- JCOS benefits
- G&A cost reduction and restructuring savings
- Metals business run rate improvement

FY16 Outlook
China Sales and SINC at 100%

($ in billions)
Sales
17.0
15.0
13.0
11.0
9.0
7.0
5.0
3.0
1.0
-1.0
Power Solutions
Building Efficiency
Automotive Experience - Consolidated
Automotive Experience - Unconsolidated
Segment Income
$6.7B
$0.7B
$8.3B
$1.0B
$10.3B
$1.2B
$16.1B
$1.8B
FY13
FY14
FY15
FY16P
($ in billions)
SINC
2.0
1.5
1.0
0.5
0.0

#JCIAnalystDay

FY16 Outlook
Equity Income


600
500
400
300
200
100
-
$375
$276
$547
$398
FY15
FY15 - China
FY16P
FY16P - China
Building Efficiency
Automotive Experience
Power Solutions

Johnson Controls
A Commitment to Profitable, Sustainable Growth

- Focused on execution and delivering against our objectives
- Auto separation activities require significant management attention
- Confident in our outlook for FY16

Committed to delivering $3.70 - $3.90 / share in FY16 (up 8% - 14% YOY)*

*Excludes separation / transaction / integration costs and other one-time costs.



#JCIAnalystDay



Auto Spin-off Update

Auto Spin-off
Financial Profile and Capital Structure Considerations



Financial Profile

- >$16B consolidated sales; $17B in unconsolidated sales
- China organic growth
- Improving margins; plan in place to reach industry-leading levels over medium-term
- Cost and efficiency focus
- Solid free cash flow generation

Capital Structure

- Targeting high non-investment grade credit rating
- Manageable leverage ($3.0 - 4.0B)
- Capital allocation flexibility (de-lever, share repurchase, dividends, M&A)

Johnson Controls Profile

- Retains investment grade credit rating
- Auto spin-off proceeds to Johnson Controls ($2.5 – 3.5B)
- Strong balance sheet with more financial flexibility
- Continued dividend growth in-line with earnings
- Opportunity for significant organic and inorganic investments
- Allows for share repurchases

34 Johnson Controls, Inc. — PUBLIC

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Auto Spin-off
Preliminary Financial Overview

Key Metrics for Auto Spin-off	Expected Range
Debt / EBITDA Leverage	2.0x – 2.5x
Cash on Balance Sheet	$400M – $600M
Debt / Capital Ratio	30% – 35%
Tax Rate	18% – 20%
Capital Expenditures	Higher to support growth initiatives
Dividends	Dividend policy under review

Additional financial detail available in Form 10 to be filed in March / April 2016

35   Johnson Controls, Inc. — PUBLIC



Auto Spin-off
High-level Timeline

One Johnson Controls | Two Independent Companies

Johnson Controls

New Automotive company

Planning | **Separation** | **Launch**

WE ARE HERE | INITIAL FORM 10 MAR/APR | OPERATIONAL DAY 1 JULY 1, 2016 | FINAL FORM 10 SEPT | SPIN-OFF DAY 1 OCTOBER 3, 2016

- Establish separate legal entities
- Submit initial legal and regulatory filings
- Ensure continuity of critical systems and processes
- New leadership team in place
- New company name

- Establish separate internal financial reporting
- Transition key contracts, licenses and registrations
- Establish payroll and benefits
- Separate Corporate functions
- Operate in parallel for full quarter

- Day 1 stand-up of new publicly traded company
- All regulatory filings completed
- Launch the new company's mission, vision and strategy

36   Johnson Controls, Inc. — PUBLIC

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Opportunity
A Bright Future Ahead

- **Execution** – Continue to deliver on strategic and financial commitments
- **Transformation** - Significant portfolio progress with Auto spin-off on track
- **Acquisitions** – Strong balance sheet to support future growth
- **Operational Excellence** – JCOS delivering tangible results with more to come
- **Growth** - Strong portfolio post-Auto spin-off; well-positioned and reinvesting for growth and improved profitability
- **Shareholder Value** - On clear path to establishing a leading multi-industrial company with significant opportunity to drive increasing shareholder value

Driving sustainable growth and returns in attractive global markets where we can win

Johnson Controls

Johnson Controls



FY16
Revenue $21.8B
SINC $2.4M

New Auto Company



FY16
Revenue $16.8B
SINC $1.2M